FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by  documents or reports subsequently filed or furnished.  Notwithstanding the foregoing, information contained in the attached press release under the heading “About Reducol” on the website at www.reducol.com, is not incorporated by reference in the prospectus. Information contained in the attached press release contains forward looking information.

“A Life Sciences Company”

For Immediate Release	October 5, 2006

Forbes Medi-Tech Announces the Further Expansion of Dairy Products Containing Reducol™ in Europe Through the Carrefour Group, Specifically Through the Champion and Carrefour Banner

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that Champion, based in France (a Groupe Carrefour banner), will be creating five new dairy products containing Forbes Medi-Tech's cholesterol-lowering ingredient, Reducol™. The following products will be launched on the market through Champion stores: original and strawberry flavored yogurt drinks, a mixed strawberry and apricot flavored yogurt, and an all natural (fruit base) set yogurt. The Carrefour superstores will sell these products under their brand name Agir Nutrition.

"At Champion, we are committed to providing consumers with the products they demand and with the growing popularity of heart healthy products we felt it was a natural progression to offer these great tasting cholesterol-lowering products with Reducol™," noted Champion France representative, Sylvain Ferry.

With today's announcement a wide variety of cholesterol lowering dairy products containing Reducol™ can now be found in a number of European countries including France, the United Kingdom, Finland and the Netherlands, at major retailers including Champion, Tesco, U.K. Wal-Mart/ASDA, Kesko, and Albert Heijn.

"Today's announcement was made possible due to the continuing success of Reducol™-based dairy products in Europe and speaks volumes about our product's credibility and competitive advantages," noted Charles Butt, President and CEO, Forbes Medi-Tech. "We are excited to be working with international distributors, such as CARREFOUR GROUP, and we hope to continue the expansion of Reducol™ product launches as the worldwide demand for cholesterol-lowering, Reducol™-based products continues to grow."

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or "Sterols".  Like other previously announced Reducol™-based products, these five products when consumed in recommended amounts, and combined with a prudent diet and regular exercise, may help customers lower their cholesterol by up to 24%.

In Europe, Reducol™ can now be found in such dairy products as yogurt, yogurt drinks, cheese and margarine spread, but can also be found worldwide in such items as chocolates and dietary supplements.

About CARREFOUR GROUP:

The second-largest retailer in the world and the European leader, the Carrefour Group has worked for more than forty years to establish its position as the daily partner of millions of customers in Europe, Asia and Latin America. Basing its action on a multi-format strategy (hypermarkets, supermarkets, hard discount stores, local stores, cash-and-carry), it offers its customers the lowest prices for a broad selection of products and services.

Today, the Carrefour Group operates 12,000 stores in 29 countries and employs 430,600 people.

Its consolidated sales excluding tax reached?

74.5 billion in 2005. Committed to a dynamic based on growth and profitability, the Carrefour Group applies an approach based on responsible commerce, respecting differences and seeking to contribute to economic and social progress wherever it does business.

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or "Sterols".  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions will identify, recommend and seek.

Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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For more information, please contact:

Darren Seed

Director, Investor Relations

Telephone: (604) 681-8976

E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  Forbes Medi-Tech ("Forbes" or the "Company") has relied solely on the Carrefour Group for the information about the Carrefour Group and Champion France provided in this News Release and the Company disclaims any liability with respect to such information. Forbes disclaims responsibility for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Forbes of those or any other website.  This News Release contains forward-looking statements regarding Reducol™, products containing Reducol™, and the Company's strategy and vision, which statements can be identified by the use of forward-looking terminology such as "will", "may", "hope", "continues", "strategy", "vision", "to develop" or comparable terminology referring to future events or results.  The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the Company's reliance on the Carrefour Group and Champion France for performance; the need to secure new customers which is not assured; uncertainty regarding market acceptance and demand for products containing Reducol™; uncertainty whether the Champion products will be available as scheduled; uncertainty whether demand for Reducol™-based products will continue to grow; product development risks; intellectual property risks; manufacturing, marketing and supply risks;  product liability and insurance risks; uncertainty as to future sales volumes and pricing; the effect of competition; the need for regulatory approvals, which are uncertain; changes in business strategy or development plans; exchange rate fluctuations; and the Company's need for future funding; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.